OSISKO REPORTS 2019 RESULTS AND PROVIDES 2020 GUIDANCE

Record Annual Cash Flows from Operating Activities of $91.6 Million

Montréal, February 19, 2020 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2019 and provides guidance for 2020.

Highlights

  Generated cash flows from operating activities of $17.2 million in the fourth quarter of 2019 for a record of $91.6 million for the year 2019, an increase of 11% compared to the year 2018;

  Record revenues from royalties and streams of $38.9 million for the fourth quarter of 2019 for a record of $140.1 million for the year 2019, compared to $127.6 million for the year 2018;

  Earned 20,479 gold equivalent ounces1 ("GEOs") in the fourth quarter of 2019, for a total of 78,006 GEOs for the year 2019 which met the Company's revised guidance, compared to 80,553 for the year 2018, reflecting the sale of the Brucejack gold offtake in September 2019 and weakness in diamond prices for the Renard mine;

  Cash on hand of $108.2 million and up to $480 million availability under its credit facility as at December 31, 2019;

  Incurred non-cash impairment charges in the fourth quarter of 2019 on stream and offtake interests of $93.9 million ($86.7 million, net of income taxes), $50.0 million on the Coulon zinc project ($37.6 million, net of income taxes) and other impairment charges of $4.7 million on other assets;

  Net loss of $155.2 million in the fourth quarter of 2019, $1.04 per basic share ($113.9 million in the fourth quarter of 2018, $0.73 per basic share) for a net loss of $234.2 million for the year 2019, $1.55 per basic share ($105.6 million for the year 2018, $0.67 per basic share);

  Adjusted earnings2 of $10.3 million, $0.07 per basic share2, for the fourth quarter of 2019 and $41.9 million for the year 2019, $0.28 per basic share, compared to $13.0 million, $0.08 per basic share in the fourth quarter of 2018 and $31.4 million for the year 2018, $0.20 per basic share;

  Recorded cash operating margins3 of 90% in 2019 from royalty and stream interests, generating $126.4 million in operating cash flow, in addition to a cash operating margin of $3.3 million from offtake interests;

  Closed the acquisition of Barkervile Gold Mines Ltd. ("Barkerville"), owner of the Cariboo gold project, and created the North Spirit Discovery Group;

  Completed a credit bid transaction for Stornoway Diamond Corporation ("Stornoway") alongside other secured creditors, allowing Osisko to maintain its 9.6% diamond stream on the Renard mine. Osisko became a 35.1% shareholder of the company now holding the Renard diamond mine, which will continue to operate in the normal course;

  The Canadian Malartic Partnership announced the expansion of underground mineral resources at Canadian Malartic with an initial inferred mineral resource on the East Gouldie Zone, which was discovered in late 2018. Osisko holds a 5% NSR royalty on East Gouldie, a 3% NSR royalty on North Odyssey and East Malartic and a 5% NSR royalty on South Odyssey; and

  Declared a quarterly dividend of $0.05 per common share paid on January 15, 2020 to shareholders of record as of the close of business on December 31, 2019.

Recent Performance

Sean Roosen, Chair and Chief Executive Officer, commented on the activities of the fourth quarter of 2019: "Our royalty and stream business continues to be strong with record cash flows from operating activities of $91.6 million for the year 2019. Going forward in 2020, we welcome the addition of royalty production from the newly commissioned Eagle mine operated by Victoria Gold Corp. The addition of the Cariboo Gold project to our portfolio adds a potentially world-class asset in Canada in an impacted brownfield site with significant infrastructure in place. Our goal is to create significant value at Cariboo within the North Spirit Discovery Group."

Impairment of Assets

The non-cash impairment charges in the fourth quarter of 2019 on stream and offtake interests of $93.9 million ($86.7 million, net of income taxes) included $66.7 million on the Amulsar gold/silver stream and offtake (Lydian International Ltd. applied for protection under the Companies' Creditors Arrangement Act in December 2019) and $27.2 million ($20.0 million net of income taxes) on the Éléonore royalty (Newmont Corporation released a decrease in reserves and resources of approximately 50% in February 2020). In addition, the Company incurred a non-cash impairment charge of $50.0 million on the Coulon zinc project ($37.6 million, net of income taxes) (the Company has decided not to pursue the development of the project in the near term).

Board Appointment

Osisko is pleased to announce the appointment of Mr. Murray John to its Board of Directors. Mr. John currently serves as a director of O3 Mining Inc. and has been a director of Osisko Mining Inc. from August 2015 to June 2018. Prior to his retirement in December 2015, Mr. John was the President and Chief Executive Officer of Dundee Resources Limited, a private resource-focused investment company, and Managing Director and a Portfolio Manager with Goodman & Company, Investment Counsel Inc. Mr. John was also the former President and Chief Executive Officer of Corona Gold Corporation and Ryan Gold Corporation up to 2015. He has been involved with the resource investment industry since 1992 and has worked as an investment banker, buy-side mining analyst, sell-side mining analyst, and portfolio manager. Mr. John graduated from the Camborne School of Mines in 1980. He also received a Master of Business Administration from the University of Toronto in 1992. Sean Roosen commented: "We are pleased to welcome Murray to the Board of Directors and we look forward to benefiting from his extensive experience in the global resource sector."

Outlook

Osisko's 2020 outlook on royalty, stream and offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana Gold Inc. and Agnico Eagle Mines Limited and for the Éléonore mine published by Newmont Corporation. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the Renard mine and the Mantos Blancos mine, or uses management's best estimate.

GEOs and cash margin by interest are estimated as follows for 2020:

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	57,500	61,700	100
Stream interests	23,800	25,500	68
Offtake interests	700	800	3
	82,000	88,000	90*

* Excluding the offtake interests

For the 2020 guidance, silver, diamonds and cash royalties have been converted to GEOs using commodity prices of US$1,450 per ounce of gold, US$17.00 per ounce of silver and US$70 per carat for diamonds from the Renard mine (blended sales price) and an exchange rate (US$/C$) of 1.30.

Q4 and Full Year 2019 Results Conference Call

Osisko will host a conference call on Thursday, February 20, 2020 at 10:00 am EST to review and discuss its fourth quarter and full year 2019 results and its 2020 guidance.

Those interested in participating in the conference call should dial in at 1-(617) 826-1698 (international), or 1-(877) 648-7976 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 1:00 pm EST on February 20, 2020 until 11:59 pm EST on February 28, 2020 with the following dial in numbers: 1-(855) 859-2056 (North American toll free) or 1-(404) 537-3406, access code 1189268. The replay will also be available on our website at www.osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 15.9% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and a 19.9% interest in Falco Resources Ltd.

Osisko's head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh

President

Tel. (514) 940-0670

ssingh@osiskogr.com

Notes:

(1) GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018

Gold(i)	$1,481	$1,226	$1,393	$1,268
Silver(ii)	$17.32	$14.54	$16.21	$15.70

Exchange rate (US$/Can$)(iii)	1.3200	1.3204	1.3269	1.2957

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

(2) "Adjusted earnings" and "Adjusted earnings per basic share" are not recognized measures under the International Financial Reporting Standards ("IFRS").  Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of the Management's Discussion and Analysis for the year ended December 31, 2019.

(3) Cash operating margin, which represents revenues less cost of sales, is a non-IFRS measure. The Company believes that this non-IFRS generally accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income and related notes:

(In thousands of dollars)	Three months ended December 31,		Years ended December 31,
	2019	2018	2019	2018
	$	$	$	$

Revenues	51,032	115,337	392,599	490,472
Less: Revenues from offtake interests	(12,112)	(84,599)	(252,477)	(362,905)
Revenues from royalty and stream interests	38,920	30,738	140,122	127,567

Cost of sales	(15,265)	(86,600)	(262,881)	(371,305)
Less: Cost of sales of offtake interests	11,720	83,659	249,172	357,879
Cost of sales of royalty and stream interests	(3,545)	(2,941)	(13,709)	(13,426)

Revenues from royalty and stream interests	38,920	30,738	140,122	127,567
Less: Cost of sales of royalty and stream interests	(3,545)	(2,941)	(13,709)	(13,426)
Cash margin from royalty and stream interests	35,375	27,797	126,413	114,141

	90.9%	90.4%	90.2%	89.5%

Revenues from offtake interests	12,112	84,599	252,477	362,905
Less: Cost of sales of offtake interests	(11,720)	(83,659)	(249,172)	(357,879)
Cash margin from offtake interests	392	940	3,305	5,026

	3.2%	1.1%	1.3%	1.4%

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs") are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the estimate of GEOs to be received in 2020, that sufficient funding will be available to fund work at the Cariboo Project, that significant value will be created within the accelerator group of companies and Osisko's ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko's royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko's ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

	December 31,	December 31,
	2019	2018
	$	$

Assets

Current assets

Cash	108,223	174,265
Short-term investments	20,704	10,000
Amounts receivable	6,330	12,321
Other assets	5,172	1,015
	140,429	197,601

Non-current assets

Investments in associates	103,640	304,911
Other investments	67,886	109,603
Royalty, stream and other interests	1,130,512	1,414,668
Mining interests and plant and equipment	343,693	189
Exploration and evaluation	42,949	95,002
Goodwill	111,204	111,204
Other assets	6,940	1,468
	1,947,253	2,234,646

Liabilities

Current liabilities

Accounts payable and accrued liabilities	18,772	11,732
Dividends payable	7,874	7,779
Provisions and other liabilities	1,289	3,494
	27,935	23,005

Non-current liabilities

Long-term debt	349,042	352,769
Provisions and other liabilities	29,365	-
Deferred income taxes	47,465	87,277
	453,807	463,051

Equity

Share capital	1,656,350	1,609,162
Warrants	18,072	30,901
Contributed surplus	37,642	21,230
Equity component of convertible debentures	17,601	17,601
Accumulated other comprehensive income	13,469	23,499
Retained earnings (deficit)	(249,688)	69,202
	1,493,446	1,771,595
	1,947,253	2,234,646

	Three months ended December 31,		Years ended December 31,
	2019	2018	2019	2018
	$	$	$	$

Revenues	51,032	115,337	392,599	490,472

Cost of sales	(15,265)	(86,600)	(262,881)	(371,305)
Depletion of royalty, stream and other interests	(11,843)	(12,975)	(47,009)	(52,612)
Gross profit	23,924	15,762	82,709	66,555

Other operating expenses
General and administrative	(8,648)	(4,912)	(23,682)	(18,156)
Business development	(1,223)	(805)	(6,122)	(4,525)
Exploration and evaluation	(52)	(55)	(191)	(183)
Gain on disposal of stream and offtake interests	-	9,094	7,636	9,094
Impairment of assets	(143,876)	(166,316)	(243,576)	(166,316)
Operating loss	(129,875)	(147,232)	(183,226)	(113,531)
Interest and dividend income	1,449	897	4,632	4,756
Finance costs	(6,166)	(6,708)	(23,548)	(25,999)
Foreign exchange gain (loss)	(755)	362	(1,859)	454
Share of loss of associates	(7,521)	(2,455)	(22,209)	(9,013)
Other gains (losses), net	(32,081)	1,018	(48,385)	2,598
Loss before income taxes	(174,949)	(154,118)	(274,595)	(140,735)
Income tax recovery	19,774	40,236	40,400	35,148
Net loss	(155,175)	(113,882)	(234,195)	(105,587)

Net loss per share
Basic and diluted	(1.04)	(0.73)	(1.55)	(0.67)

	Three months ended December 31		Years ended December 31,
	2019	2018	2019	2018
	$	$	$	$

Operating activities
Net loss	(155,175)	(113,882)	(234,195)	(105,587)
Adjustments for:
Share-based compensation	2,047	2,241	8,320	5,791
Depletion and amortization	12,157	13,020	48,270	52,786
Finance costs	1,870	1,793	7,161	6,864
Gain on disposal of stream and offtake interests	-	(9,094)	(7,636)	(9,094)
Impairment of assets	148,600	166,316	248,300	166,316
Impairment of an investment in associate	-	-	12,500	-
Share of loss of associates	7,521	2,455	22,209	9,013
Net gain on acquisition of investments	(378)	(26)	(1,006)	(1,934)
Net loss (gain) on disposal of investments	24,255	-	27,391	(6,956)
Net loss (gain) on dilution of investments in associates	3,790	(1,798)	3,687	(1,545)
Change in fair value of financial assets at fair value through profit and loss	(310)	806	1,089	7,837
Deferred income tax recovery	(19,930)	(40,454)	(41,197)	(35,970)
Foreign exchange loss (gain)	756	(385)	1,901	179
Settlement of deferred and restricted share units	-	(30)	(589)	(3,117)
Other	40	52	173	194
Net cash flows provided by operating activities before changes in non-cash working capital items	25,243	21,014	96,378	84,777
Changes in non-cash working capital items	(8,039)	(2,455)	(4,780)	(2,619)
Net cash flows provided by operating activities	17,204	18,559	91,598	82,158

Investing activities
Acquisition of short-term investments	(13,753)	-	(39,597)	(10,000)
Cash acquired through the acquisition of Barkerville	8,312	-	8,312	-
Transaction fees paid on acquisition of Barkerville	(1,513)	-	(1,513)	-
Acquisition of investments	(14,919)	(9,989)	(62,815)	(104,746)
Proceeds on disposal of investments	220	-	130,128	27,043
Acquisition of royalty and stream interests	(6,344)	(48,131)	(77,814)	(141,101)
Proceeds on sale of royalty and stream interests	13,834	159,383	57,016	159,383
Mining interests and plant and equipment	(5,718)	(13)	(6,321)	(105)
Exploration and evaluation tax credits, net of expenses	85	688	166	3,891
Net cash flows provided by (used in) investing activities	(19,796)	101,938	7,562	(65,635)

Financing activities
Exercise of share options and shares issued under the share purchase plan	69	86	21,783	358
Increase in long-term debt	-	-	19,772	-
Repayment of long-term debt	-	(71,655)	(30,000)	(123,475)
Common shares acquired and cancelled through a share repurchase	-	-	(129,486)	-
Normal course issuer bid purchase of common shares	(1,632)	(9,257)	(13,533)	(31,243)
Dividends paid	(6,917)	(6,410)	(27,455)	(27,809)
Other	(2,587)	(412)	(2,991)	(977)
Net cash flows used in financing activities	(11,067)	(87,648)	(161,910)	(183,146)
Increase (decrease) in cash before effects of exchange rate changes on cash	(13,659)	32,849	(62,750)	(166,623)
Effects of exchange rate changes on cash	(1,820)	4,228	(3,292)	7,183

Decrease in cash	(15,479)	37,077	(66,042)	(159,440)
Cash - Beginning of period	123,702	137,188	174,265	333,705
Cash - End of period	108,223	174,265	108,223	174,265